

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561**

Mail Stop 4561

December 22, 2009

Douglas G. Scrivner, Esq., General Counsel
Accenture plc
50 West San Fernando St., Ste. 1200
San Jose, CA 95113

>   **Re: Accenture plc**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 11, 2009**
>   **File No. 001-34448**

Dear Mr. Scrivner:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                       Sincerely,

                                       Maryse Mills-Apenteng
                                       Special Counsel

cc: Via Facsimile (312) 652-0160
       Richard D. Buchband, Esq.